Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated October 3, 2008

Units

Bear Market Strategic Accelerated Redemption Securities℠ (the "Notes")
Linked to the SPDR S&P Retail Exchange Traded Fund
due May , 2010
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

Expected Pricing Date*	October	, 2008
Settlement Date*	November	, 2008
Maturity Date*	May	, 2010
CUSIP No.		

Bear Market Strategic Accelerated Redemption Securities℠

- The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of between 20.0% to 24.0% per annum if the closing market price per share of the SPDR S&P Retail Exchange Traded Fund on any observation date is less than or equal to 100% of its starting value
- A maturity of approximately 18 months
- 1-to-1 downside loss if the closing market price per share of the SPDR S&P Retail Exchange Traded Fund increases in excess of a Threshold Level if the Notes are not called prior to maturity with up to 100% of the principal at risk
- No periodic interest payments
- Application made to list on NYSE Arca under the symbol "BYG"

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STR-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.10 per unit, respectively.

“Strategic Accelerated Redemption SecuritiesSM” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P®”, “S&P Retail Select Industry®”, “SPDR®”, “Select Sector SPDR®”, “Select Sector SPDRs®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November 2008, the settlement date may occur in October or November 2008, the maturity date may occur in April or May 2010 and the observation dates may be adjusted accordingly. Any reference in this term sheet to the month in which the settlement date, maturity date or observation dates will occur is subject to change as specified above.

Merrill Lynch & Co.

November     , 2008

Summary

The Bear Market Strategic Accelerated Redemption Securities Linked to the SPDR S&P Retail Exchange Traded Fund due May     , 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) designed for, but not limited to, investors (i) who anticipate that the Observation Level of the SPDR S&P Retail Exchange Traded Fund (the “Index Fund”) on any Observation Date will be equal to or less than the Call Level, or (ii) who want to invest in such a security for risk diversification purposes. The Notes provide for an automatic call of the Notes if the Observation Level of the Index Fund on any Observation Date is equal to or less than the Call Level. If the Notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the $10 Original Public Offering Price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Public Offering Price per unit and will be based on the direction of and percentage increase in the price per share of the Index Fund from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes. Investors also must be prepared to have their Notes called by us on any Observation Date.

Terms of the Notes	Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on an Observation Date if the Observation Level on such Observation Date is equal to or less than the applicable Call Level. If the Notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to such Observation Date which is equal to the $10 Original Public Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the Notes are not called prior to the Maturity Date, the Redemption Amount per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will be based on the percentage change in the price per share of the Index Fund from the Starting Value to the Ending Value:

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations assuming:

1) a hypothetical Starting Value of 30.12, the Volume Weighted Average Price per share shown on page “AQR” on Bloomberg L.P. for trading in shares of the Index Fund which took place from 9:30 a.m. to 4:02 p.m. on all U.S. exchanges on September 30, 2008 rounded to two decimal places;

2) a hypothetical Threshold Level of 36.14, or 120% of the hypothetical Starting Value;

3) a hypothetical Call Level of 30.12, or 100% of the hypothetical Starting Value;

4) a term of the Notes from October 1, 2008 to April 1, 2010, a term expected to be similar to that of the Notes;

5) a Call Premium of 22.00% of the $10.00 Original Public Offering Price per unit per annum, the midpoint of the range of 20.00% and 24.00%; and

6) Observation Dates occurring on April 1, 2009, October 1, 2009 and March 30, 2010.

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the Observation Level on the relevant Observation Date is less than or equal to the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on April 1, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.10 = $11.10 per Note.

Example 2

If the call is related to the Observation Date that falls on October 1, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.20 = $12.20 per Note.

Example 3

If the call is related to the Observation Date that falls on March 30, 2010, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $3.30 = $13.30 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is not greater than 36.14, the hypothetical Threshold Level. The amount received at maturity per Note will therefore be $10.00 per Note.

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is greater than 36.14, the hypothetical Threshold Level. The amount you receive at maturity will be less, and possibly significantly less, than the original $10.00 public offering price per Note.

If the hypothetical Ending Value is 39.16, or 130.00% of the hypothetical Starting Value, the payment at maturity will be:

$10 + [$10 x (36.14 – 39.16) / 30.12] = $9.00 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Observation Level of the Index Fund on the applicable Observation Dates, Call Premium and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on April 1, 2008	Observation Date on October 1, 2009	Observation Date on March 30, 2009
Hypothetical Starting Value	30.12	30.12	30.12
Hypothetical Call Level	30.12	30.12	30.12
Hypothetical Observation Level of the Index Fund on the Observation Date	28.92	29.52	29.52
Return of the Index Fund (excluding any dividends)	-4.00%	-2.00%	-2.00%
Return of the Notes	11.00%	22.00%	33.00%
Call Amount per Unit	$11.10	$12.20	$13.30

Notes are Not Called on any Observation Date	Ending Value does not exceed the hypothetical Threshold Level	Ending Value exceeds the hypothetical Threshold Level
Hypothetical Starting Value	30.12	30.12
Hypothetical Ending Value	31.63	39.16
Hypothetical Threshold Level	36.14	36.14
Is the hypothetical Ending Value greater than the Threshold Level?	No	Yes
Return of the Index Fund (excluding any dividends)	5.00%	30.00%
Return of the Notes	0.00%	-10.00%
Redemption Amount per Unit	$10.00	$9.00

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	If your Notes are not called prior to maturity, your investment may result in a loss which could be substantial.

▪	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return will be capped at the Call Premium.

▪	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index Fund.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	There are liquidity and management risks associated with the Index Fund.

▪

The sponsor of the Index Fund and the publisher of the Underlying Index (as defined below) may adjust the Index Fund or the Underlying Index, as applicable, in a way that affects its value or level, as applicable, and the sponsor of the Index Fund and the publisher of the Underlying Index has no obligation to consider your interests.

▪

We cannot control actions by the investment adviser which may adjust the Index Fund in a way that could adversely affect the value of the Notes and the amount payable on the Notes, and the investment adviser has no obligation to consider your interest.

▪

We cannot control actions by the companies whose stocks or other equity securities are held by the Index Fund or included in the Underlying Index, including actions that could adversely affect the value of your Notes.

▪	The correlation between the performance of the Index Fund and the performance of the Underlying Index may vary.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks held by the Index Fund or in the stocks included in the Underlying Index.

▪	Risks associated with the Underlying Index, or underlying assets of the Index Fund, will affect the share price of the Index Fund and hence, the value of the Notes.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below).

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪

You anticipate that the price per share of the Index Fund will depreciate from the Starting Value to the Observation Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index Fund from the Starting Value to the date on which the Notes are called.

▪

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

▪

You accept that your investment may result in a loss, which could be significant, if the price per share of the Index Fund increases above the Threshold Level from the Starting Value to the Ending Value on the final Observation Date.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index Fund with no expectation of receiving distributions from the Index Fund or receiving dividends or other benefits from owning the stocks held by the Index Fund.

▪

You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market.

The Notes may not be appropriate investments for you if:

▪	You want to hold your Notes for the full term.

▪	You anticipate that the price per share of the Index Fund will appreciate from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be less than or equal to the Starting Value on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive distributions from the Index Fund or dividends paid on the stocks held by the Index Fund.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index Fund

The SPDR S&P Retail Exchange Traded Fund

We have derived the following information from publicly available documents published by the State Street Global Advisors (“SSgA”), the investment management arm of State Street Corporation. We make no representation or warranty as to the accuracy or completeness of the following information. SSgA consists of numerous separate investment portfolios, including the Index Fund. The Index Fund’s investment objective is to use a passive management strategy to replicate as closely as possible, before expenses, the “total return” performance of the S&P Retail Select Industry Index (ticker symbol: “SPSIRE”) (the “Underlying Index”). The Index Fund typically earns income dividends from stocks included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Index Fund’s shareholders as “income dividend distributions.” In addition, the Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your Notes are linked only to the share price of the Index Fund you will not be entitled to receive income, dividend or capital gain distributions from the Index Fund or any equivalent payments.

Information provided to or filed with the SEC (as defined below) by SSgA pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file numbers 33-19229 and 811-05430, respectively. See “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus. We make no representation or warranty as to the accuracy or completeness of the information or reports.

We are not affiliated with the Index Fund and the Index Fund will have no obligations with respect to the Notes. This term sheet relates only to the Notes and does not relate to the shares of the Index Fund or other securities of the Index Fund. All disclosures contained in this term sheet regarding the Index Fund are derived from the publicly available documents described above. Neither ML&Co. nor MLPF&S has or will participate in the preparation of the publicly available documents described above. Neither ML&Co. nor MLPF&S has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the Notes. Neither ML&Co. nor MLPF&S makes any representation that the publicly available documents or any other publicly available information regarding the Index Fund are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the shares of the Index Fund have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the value of the shares of the Index Fund on the Observation Dates and therefore could affect your Call Amount or Redemption Amount, as applicable.

The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Index Fund.

As of September 26, 2008, the shares of the Index Fund trade on the AMEX under the symbol “XRT”. On September 12, 2008, SSgA announced that it would transfer the shares of the Index Fund from the AMEX to the NYSE Arca listing and trading platform, contingent on the merger of AMEX and NYSE EuroNext, the holding company for NYSE Arca.

Historical Data

The following table sets forth the high and low closing prices of the shares of the Index Fund for the calendar quarters from June 22, 2006 through September 22, 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of shares of the Index Fund should not be taken as an indication of future performance, and we cannot assure you that the price per share of the Index Fund will not increase. In addition, we cannot assure you that the price per share of the Index Fund will decrease so that the closing price per share of the Index Fund on any applicable Observation Date will be less than or equal to the Starting Value and that your Notes will be automatically called on such Observation Date.

	High	Low
2006
Second Quarter (from June 22, 2006)	37.62	36.58
Third Quarter	39.83	34.82
Fourth Quarter	41.89	39.40
2007
First Quarter	43.90	40.19
Second Quarter	45.31	42.13
Third Quarter	44.39	37.22
Fourth Quarter	41.22	33.56
2008
First Quarter	34.74	29.10
Second Quarter	34.49	29.24
Third Quarter (through September 22, 2008)	33.99	27.20

The S&P Select Industry Indices

The S&P Select Industry Indices are designed to measure the performance of narrow Global Industry Classification Standard (GICS®) sub-industries or groups of sub-industries. Membership is based on a company’s GICS classification, as well as liquidity and market capitalization requirements.

The GICS structure consists of 10 sectors, 24 industry groups, 68 industries and 154 subindustries. Companies are classified primarily based on revenues; however, earnings and market perception are also considered in classification analysis.

Constituent stocks are members of the S&P Total Market Index, cover at least 90% of float-adjusted market capitalization of the relevant sub- industry(ies), and have a liquidity ratio of at least 60%. This ensures that each index is representative as well as liquid. Each index has a minimum of 21 stocks. If the relevant sub-industries do not have enough stocks that meet the criteria for inclusion, large, liquid stocks from highly correlated, supplementary sub-industries are included.

The S&P Total Market Index includes all common equities listed on the NYSE (including NYSE Arca), the AMEX, and the NASDAQ National and Small Cap markets.

Eligibility Criteria

To be eligible for a S&P Select Industry Index, companies must be in the S&P Total Market Index and rank in the top 90% of their relevant GICS sub-industry by float-adjusted market capitalization.

Companies having a float-adjusted market capitalization above US$500 million are added sequentially in order of float-adjusted market capitalization until the cumulative float-adjusted market capitalization equals 90% of each relevant GICS sub-industry. The 90% rule may be relaxed if individual stock’s float-adjusted market capitalization falls substantially below US$500 million. The total number of companies in the index must be at least 21. If there are still fewer than 21 stocks in this particular index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float-adjusted market capitalization to reach 21 constituents.

Market Capitalization. Stocks with a float-adjusted market capitalization above US$500 million that meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches at least 21. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total subindustry market capitalization. The 90% rule may be relaxed if individual stock’s float-adjusted market capitalization falls substantially below US$500 million and the total of number of companies in the index is at least 21. If the index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

Liquidity. Constituents must have a liquidity ratio—defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months—greater than 60%. The length of time to evaluate liquidity is reduced to available trading period for initial public offerings or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Sector Classification.

S&P Select Industry Index	GICS sub-industries (GICS Code)
Aerospace & Defense	Aerospace & Defense (20101010)

Biotechnology	Biotechnology (35201010) Supplementary sub-industry: Life Sciences Tools & Services (35203010)

Building & Construction	Building Products (20102010) Construction & Engineering (20103010) Construction & Farm Machinery & Heavy Trucks (20106010) Construction Materials (15102010)

Computer Hardware	Computer Hardware (45202010) Computer Storage & Peripherals (45202020)

Computer Software	Applications Software (45103010) Systems Software (45103020) Home Entertainment Software (45103030)

Health Care Equipment	Health Care Equipment (35101010) Health Care Supplies (35101020)

Health Care Services	Health Care Distributors (35102010) Health Care Services (35102015) Health Care Facilities (35102020) Managed Health Care (35102030)

Homebuilders	Homebuilding (25201030) Supplementary sub-industries: Home Furnishings (25201020) Home Improvement Retail (25504030)

Leisure Time	Casinos & Gaming (25301010) Hotels, Resorts & Cruise Lines (25301020) Leisure Facilities (25301030) Restaurants (25301040)

Metals & Mining	Coal & Consumable Fuels (10102050) Aluminum (15104010) Diversified Metals & Mining (15104020) Gold (15104030) Precious Metals & Minerals (15104040) Steel (15104050)

Oil & Gas Equipment & Services	Oil & Gas Drilling (10101010) Oil & Gas Equipment & Services (10101020)

Oil & Gas Exploration & Production	Integrated Oil & Gas (10102010) Oil & Gas Exploration & Production (10102020) Oil & Gas Refining & Marketing (10102030)

Outsourcing & IT Consulting	IT Consulting & Other Services (45102010) Data Processing & Outsourced Services (45102020)

Pharmaceuticals	Pharmaceuticals (35202010)

Retail

Catalog Retail (25502010)

Department Stores (25503010)

General Merchandise Stores (25503020)

Apparel Retail (25504010)

Computer & Electronic Retail (25504020)

Specialty Stores (25504040)

Drug Retail (30101010)

Food Retailers (30101030)

Hypermarkets & Super Centers (30101040)

Semiconductors	Semiconductors (45301020) Supplementary sub-industry: Semiconductor Equipment (45301010)

Telecom	Communications Equipment (45201020) Alternative Carriers (50101010) Integrated Telecom Services (50101020) Wireless Telecomm Services (50102010)

Transportation

Air Freight & Logistics (20301010)

Airlines (20302010)

Marine (20303010)

Railroads (20304010)

Trucking (20304020)

Airport Services (20305010)

Highways & Rail tracks (20305020)

Marine Ports & Services (20305030)

Timing of Changes

Index rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

Additions. No companies are added between rebalancings. In the case of mergers involving at least one index constituent, the merged company will remain in the index if it meets all of the eligibility requirements. The merged company will be added to the index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction.

Deletions. A company is deleted from a Select Industry index if the S&P Total Market Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 21, no addition will be made to the index until the next rebalancing. At that time, the entire index will be rebalanced based on all eligibility criteria, including minimum number of companies.

In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the relevant index at the next rebalancing.

Index Construction

The index series is equal weighted and calculated by the divisor methodology used in all Standard & Poor’s equity indices. An equal-weighted index is one where every stock has the same weight in the index, and a portfolio that tracks the index will invest an equal dollar amount in each security. As stock prices move, the weights will shift and exact equality will be lost. Therefore, an equal weighted index must be rebalanced from time to time to re-establish the proper weighting. (In contrast, a cap-weighted index requires no rebalancing as long as there aren’t any changes to share counts, IWFs (as defined below), returns of capital, or stocks added or deleted.)

The overall approach to calculate equal-weighted indices is the same as in the cap-weighted indices; however, the constituents’ market values are re-defined to be values that will achieve equal weighting at each rebalancing.

To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding, and the stock’s float factor (IWF), as written above – and the exchange rate when applicable – a new adjustment factor is also introduced in the market capitalization calculation to establish equal weighting.

Index Maintenance

Index membership is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

The indices base dates are December 15, 2000. The base value, for both the price return and total return series, on that date is 1,000.

Index Actions

S&P Total Market Index Action	Adjustment made to index	Divisor adjustment?
Constituent deletion	If the constituent is a member of the index, it is dropped.	Yes

Share changes between quarterly share adjustments	None.	No

Quarterly share changes	There is no direct adjustment, however, on the same date the index rebalancing will take place.	Only because of the index rebalancing.

GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the relevant Select Industry index, it is removed at the next rebalancing.	No

Corporate Action

Corporate Action	Adjustment made to index	Divisor adjustment?
Spin-off	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/Share Exchange Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). Index Shares change so that the Company’s weight remains the same as its weight before the spin-off.	No

Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No

Share Issuance or Share Repurchase	None.	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee

The U.S. Index Committee maintains Standard & Poor’s U.S. indices. There are eight members of the committee; all are full-time professional members of Standard & Poor’s staff. The committee meets monthly. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters. Standard & Poor’s considers information about changes to its U.S. indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The S&P Retail Select Industry Index

Standard & Poor’s publishes the Underlying Index. The Underlying Index is an equal-weighted index that draws constituents from the GICS sub-industries that contain companies involved in retail related activities. As of September 26, 2008, the Underlying Index was comprised of 53 stocks. The Underlying Index is a “total return” index meaning that the level of the Underlying Index includes dividends paid on the stocks included in the Underlying Index. However, although the Index Fund periodically distributes dividends that it receives on its underlying shares to its shareholders, the Notes are linked to the share price of the Index Fund only and holders of the Notes are not entitled to receive dividends.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “United States Federal Income Taxation” in the accompanying product supplement STR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a derivative financial contract linked to the Index Fund. In the opinion of Tax Counsel (as defined in the accompanying product supplement STR-3), this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s (as defined in the accompanying product supplement STR-3) tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes.    Upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or redemption and the U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale, exchange or redemption. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Additionally, the IRS could assert that the selection and substitution of an exchange traded fund for the Index Fund (or successor index fund, if applicable ), if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated, is a taxable exchange of the Notes at the time of such selection and substitution, which could affect your holding period and the timing, amount and character of income recognized with respect to the Notes.

Possible Future Tax Law Changes

On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, and whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for United States federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-3.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-3 dated August 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508186909/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.